VIA EDGAR TRANSMISSION

March 14, 2014

Securities and Exchange Commission 100 F Street, N.W. Washington, D.C. 20549

Re:	Tecumseh Products Company Amendment No. 2 to Registration Statement on Form S-4 (file no. 333‑193643)
Ladies and Gentlemen:
On behalf of Tecumseh Products Company, a Michigan corporation, we enclose for filing under the Securities Act of 1933 one copy of Amendment No. 2 to the Registration Statement on Form S‑4 (file no. 333‑193643), including exhibits. Also on behalf of Tecumseh Products Company, we are responding to the comments of the staff of the Division of Corporation Finance given orally on March 13, 2014 by Kamyar Daneshvar to Robert Krueger. For your convenience, we have set forth your comments below in bold, italics, followed in each case by Tecumseh’s responses. References to page numbers are references to the page numbers of the attached Amendment No. 2 to the Registration Statement (except for references in the staff comments themselves).
Registration Statement on Form S‑4
Proxy Statement/Prospectus Cover Page

1.	Please combine the letter to shareholders and the immediately preceding page containing the information required by paragraph (b) of Item 501 of Regulation S‑K into a single page.

As requested, the letter to shareholders and the immediately preceding page with the Regulation S‑K, Item 501(b) information on it have been combined into a single page.
Additional Information about the Summary Compensation Table and 2013 Grants of Plan-Based Awards - Mr. Popov’s Employment Letter, page 68

2.	Please remove the highlighting in the second and fourth bullets in the description of Mr. Popov’s employment letter on page 68.

The highlighting in the second and fourth bullets in the description of Mr. Popov’s employment letter on page 70 has been removed.

Tecumseh Products Company . 5683 Hines Drive . Ann Arbor, MI 48108
Ph 734.585.9500 . www.tecumseh.com

Securities and Exchange Commission
March 14, 2014

Acknowledgments
In connection with this response and in the event Tecumseh requests acceleration of the effective date of the pending registration statement, Tecumseh acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Tecumseh from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
Tecumseh may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Tecumseh also acknowledges that you will consider a written request for acceleration of the effective date of the registration statement as confirmation of, and hereby confirms, the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.
The Registration Statement also includes the preliminary proxy statement/prospectus and preliminary proxy cards of Tecumseh in connection with Tecumseh’s Annual Meeting of Shareholders. The copy of the proposed 2014 Omnibus Incentive Plan, required by Schedule 14A, Item 10, Instruction 3, is attached to the preliminary proxy statement/prospectus as Annex C. The Company expects to file a registration statement on Form S‑8 to register the shares proposed under the 2014 Omnibus Incentive Plan promptly after the annual meeting of shareholders if shareholders approve the plan.
We appreciate your attention and assistance in connection with the Registration Statement. We trust you will find the enclosed responses to be satisfactory, but if you have any further questions or comments, please call me at (734) 585-9487 or Robert Krueger at (313) 465-7452. The proxy materials are expected to be released to shareholders on or about March 19, 2014.

Very truly yours,
TECUMSEH PRODUCTS COMPANY
By	/s/ Janice E. Stipp
Janice E. Stipp
Executive Vice President, Chief Financial Officer and Treasurer

cc:	The NASDAQ Stock Market (by EDGAR)
Kamyar Daneshvar, Staff Attorney
James J. Connor
Michelle O. Wright
Patrick T. Duerr
Robert J. Krueger

Tecumseh Products Company . 5683 Hines Drive . Ann Arbor, MI 48108
Ph 734.585.9500 . www.tecumseh.com